333 S.E. 2nd Avenue

Suite 4100

Miami, Florida 33131

December 11, 2024

Yolanda Guobadia
Office of Energy and Transportation

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re: Flybondi Holdings plc

Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted September 12, 2024

CIK No. 0002013602

Dear Ms. Guobadia:

On behalf of our client, Flybondi Holdings plc, a public limited company incorporated under the laws of England and Wales (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated October 11, 2024. In connection with such responses, we will be submitting confidentially, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement on Form F-4 of the Company (as previously amended, the “Registration Statement”). The Registration Statement, as amended by Amendment No. 2, is referred to as the “Amended Registration Statement”.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-4 submitted September 12, 2024

Cover Page

1.
We note your response to prior comment 4 and reissue it in part. Under Item 1604(a)(3), provide a statement on your cover page as to whether the SPAC sponsor compensation and securities issuance you disclose may result in a material dilution of the equity interests of non-redeeming shareholders, and provide a cross reference to the location of related disclosure.

In response to the Staff’s comment, the Company has revised the cover page to the Amended Registration Statement accordingly.

Summary of the Proxy Statement/Prospectus, page 19

2.
We note your response to prior comment 4 and reissue it in part. In your prospectus

December 11, 2024 Page 2

summary, please provide the tabular disclosure required by Item 1604(b)(4) of Regulation S-K for sponsor compensation, including outside the table a brief description of the extent to which that compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders.

In response to the Staff’s comment, the Company has revised the Amended Registration Statement on page 26 of the Amended Registration Statement.

The Business Combination

Background of the Business Combination, page 112

3.
We note your response to prior comment 21 and reissue it in part. Please clarify whether the Integral board relied on the sensitivity analysis provided by Flybondi at the August 14, 2023 meeting. We may have further comments.

In response to the Staff’s comment, the Company has revised the Amended Registration Statement on page 120 and 121 of the Amended Registration Statement to clarify that the Integral Board did not rely on the sensitivity analysis.

4.
We note your response to prior comment 23, including added disclosure that, on August 16, 2023, pursuant to a due diligence request, Flybondi delivered additional files to Integral for review, which files included, among other things, updated budget projections which were substantially the same as the projections provided in July 2023 for 2023 except that 2023 EBITDAR was $3.9 million higher. Please revise to disclose the reason for the increase in the 2023 EBITDAR projection. In this regard we note your correspondence stating EBITDAR for 2023 was approximately $3.9 million higher "due to lower labor costs for 2023 after correcting the average number of employees, which was previously outdated."

In response to the Staff’s comment, the Company has revised the Amended Registration Statement on page 121 of the Amended Registration Statement to disclose the reason for the increase in the 2023 EBITDAR projection.

5.
Please revise to include the information from your correspondence discussing your response to prior comment 18 in your prospectus, in particular the information appearing after "[i]n addition, the Company respectfully advises the Staff..."

In response to the Staff’s comment, the Company has revised the Amended Registration Statement on page 121 of the Amended Registration Statement to include such further detail.

Opinion of Integral's Fairness Opinion Provider Financial Projections, page 130

6.
We note your response to prior comment 26 and reissue it in part. Please revise to disclose the 2025 projections prepared by Marshall & Stevens and used in the discounted cash flow analysis. Refer to Item 1015(b)(6) of Regulation M-A.

In response to the Staff’s comment, the 2025 projections prepared by Marshall & Stevens have been included in the Amended Registration Statement as an annex to the proxy statement/prospectus, which is included in Annex E to the Amended Registration Statement.

December 11, 2024 Page 3

7.
We note your added disclosure in response to prior comment 27, stating that the unaudited prospective financial information included material assumptions relating to Flybondi, including, but not limited to, fleet size, lease rates, load factors, revenue per passenger, operating performance, and operating costs (such as fuel, labor costs, sales and marketing and other fees), as well as macroeconomic and financing assumptions such as foreign exchange rates and inflation in Argentina and globally. Please revise to disclose all material bases of the Flybondi projections and all material assumptions underlying its projections, and any material factors that may affect such assumptions. See Item 1609(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the Amended Registration Statement on page 131 of the Amended Registration Statement to disclose all material bases of the Flybondi projections and all material assumptions underlying such projections, and any material factors that may affect such assumptions.

Material U.S. Federal Income Tax Considerations

Tax Consequences of the Business Combination Under 367(a) of the Code, page 150

8.
In the paragraph beginning "[s]ubject to the discussion in the following paragraph, conditions (i), (ii), and (iii) are expected to be met, and, as a result, the Business Combination is expected to satisfy the applicable requirements under Section 367(a) of the Code on account of such conditions" you appear to have removed disclosure of conditions (i), (ii), and (iii) in this amendment. Please revise to discuss the conditions of Section 367(a) and why you expect to meet such conditions.

In response to the Staff’s comment, the Company confirms that such deletion was inadvertent and has corrected the disclosure on page 156 of the Amended Registration Statement accordingly.

Tax Consequences of the Business Combination to U.S. Holders of Flybondi Shares, page 156

9.
We note your disclosure in response to prior comment 35 that Greenberg Traurig, LLP has delivered an opinion that the Share Exchange, taken together with certain related transactions, "should" constitute an integrated transaction that qualifies under Section 351(a) of the Code. If the opinion is subject to uncertainty, please obtain a revised opinion that describes the degree of uncertainty in the opinion. In addition, please provide risk factor disclosure setting forth the risks of uncertain tax treatment to investors, if applicable. For guidance, refer to Section III.C.4 of Staff Legal Bulletin 19.

In response to the Staff’s comment, the Company respectfully advises the Staff that the opinion to be delivered by Greenberg Traurig, LLP, will be a “short-form” opinion as described in Section III.B.2 of Staff Legal Bulletin 19. As such, the tax disclosure in the Amended Registration Statement, which describes the degree of uncertainty in the opinion, will serve as the tax opinion, and the opinion to be filed as Exhibit 8.2 to the Amended Registration Statement will confirm this. In addition, the Company has revised the Amended Registration Statement on pages 92 and 93 to include an appropriate risk factor.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Thomas R. Martin, Esq. at 305-579-0739.

December 11, 2024 Page 4

Very truly yours,

GREENBERG TRAURIG, P.A.

cc: Peter Yu

Director of Flybondi Holdings plc

By: /s/ Thomas R. Martin, Esq.

Name: Thomas R. Martin, Esq.